SingTel

07024748

SEC MAIL PROCESSING RECEIVED JUN 25 2007 WASH. D.C. 186 SECTION

SUPPL

13 June 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period 4 June 2007 to 8 June 2007.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant General Counsel

PROCESSED
JUN 29 2007
THOMSON FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching (Ms)
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Jun-2007 18:21:36
Announcement No.	00084

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 05-06-2007

2. Name of Director * — Chua Sock Koong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 01-06-2007

2. Name of Registered Holder — Chua Sock Koong

3. Circumstance(s) giving rise to the interest or change in interest — # Others

Please specify details

(1) In respect of the 356,506 shares comprised in the General Award granted to Chua Sock Koong in 2004 under the SingTel Performance Share Plan (PSP), 75% or 267,380 of such shares have vested and have been transferred to her.

In respect of the 267,379 shares comprised in the Senior Management Award granted to Chua Sock Koong in 2004 under the PSP, 100% or 267,379 of such shares have vested and cash was paid to Chua Sock Koong in lieu of the transfer of shares, in accordance with the Rules of the PSP.

(2) Transfer of ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited to eligible employees of the SingTel

group pursuant to the vesting of performance share awards granted to such employees in 2004 under the SingTel Performance Share Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	1,439,420
As a percentage of issued share capital	0.0090 %
No. of Shares which are subject of this notice	267,380
As a percentage of issued share capital	0.0017 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	1,706,800
As a percentage of issued share capital	0.0107 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	1,439,420	20,830,985
As a percentage of issued share capital	0.0090 %	0.1309 %
No. of shares held after the change	1,706,800	8,652,258
As a percentage of issued share capital	0.0107 %	0.0544 %

Footnotes	
	Note: The deemed interest of 8,652,258 ordinary shares includes: (i) 6,788,168* ordinary shares held by RBC Dexia Trust Services Singapore Limited

("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 28,137 ordinary shares held by Lee Swee Kiat, spouse of Chua Sock Koong; and
(iii) an aggregate of up to 1,835,953 ordinary shares in SingTel awarded to Chua Sock Koong pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

* After the transfer of 11,554,842 ordinary shaares in SingTel by Dexia to eligible employees pursuant to the vesting of shares under the SingTel Performance Share Plan.

Chua Sock Koong holds options to subscribe for 1,584,000 unissued ordinary shares in SingTel pursuant to the Singapore Telecom Share Option Scheme 1999.

Attachments: Total size = **0**
(2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, June 05, 2007 6:29 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, June 05, 2007 6:21:36 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00084
Submission Date & Time :: 05-Jun-2007 18:20:38
Broadcast Date & Time :: 05-Jun-2007 18:21:36
Company Name :: SINGTEL
Submitted By :: Lim Li Ching (Ms)
=-=

>> CLICK HERE for the full announcement details.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chua Sock Koong
Date of last notice	12 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible employees of the SingTel group under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 6,788,168 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Chua Sock Koong is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.
Date of change	1 June 2007

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-CSK(2004vesting)

No. of securities held prior to change	1,439,420 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 18,343,010 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	Direct – 267,380 ordinary shares
Number disposed	Indirect – 11,554,842 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	1,706,800 ordinary shares 1,584,000 options 28,137 ordinary shares – held by Lee Swee Kiat, spouse of Chua Sock Koong 6,788,168 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan; participation in buy-back	Direct – In respect of the 356,506 shares comprised in the General Award granted to Chua Sock Koong in 2004 under the SingTel Performance Share Plan (PSP), 75% or 267,380 of such shares have vested and have been transferred to her. In respect of the 267,379 shares comprised in the Senior Management Award granted to Chua Sock Koong in 2004 under the PSP, 100% or 267,379 of such shares have vested and cash was paid to Chua Sock Koong in lieu of the transfer of shares, in accordance with the Rules of the PSP. Indirect - Transfer of ordinary shares in SingTel held by Dexia to eligible employees of the SingTel group pursuant to the vesting of performance share awards granted to such employees in 2004 under the SingTel Performance Share Plan.

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note: Chua Sock Koong has been awarded up to 1,835,953 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/06/2007

TIME: 09:45:03

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Lim Li Ching
Designation *	Assistant Company Secretary
Date & Time of Broadcast	04-Jun-2007 15:23:43
Announcement No.	00043

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310507-sgx.pdf Total size = **297K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 April 2007 453,728,677 Net transfers* 2,941,712 At 31 May 2007 456,670,389 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	456,670,389 (as at 31 May 2007)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,452,960,442 (as at 31 May 2007)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		36,592,016 (as at 31 May 2007)	Singapore Telecom Share Option Scheme 1999 Options/Cable & Wireless Optus Executive Option Plan Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 June 2007

Lim Li Ching
Assistant Company Secretary

Print name: ....

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 May 2007

Rank	Name	Units	% of Issued Capital
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	95,856,580	20.99
2	NATIONAL NOMINEES LIMITED	78,041,243	17.09
3	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	47,641,144	10.43
4	J P MORGAN NOMINEES AUSTRALIA LIMITED	27,571,091	6.04
5	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	24,900,620	5.45
6	CITICORP NOMINEES PTY LIMITED	13,225,762	2.90
7	COGENT NOMINEES PTY LIMITED	12,694,720	2.78
8	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	9,800,000	2.15
9	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	9,618,511	2.11
10	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	6,973,913	1.53
11	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,247,426	1.37
12	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 4 A/C>	5,919,155	1.30
13	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	5,220,668	1.14
14	M F CUSTODIANS LTD	4,784,253	1.05
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,319,157	0.95
16	THE AUSTRALIAN NATIONAL UNIVERSITY	3,650,000	0.80
17	AMP LIFE LIMITED	3,299,735	0.72
18	AUSTRALIAN REWARD INVESTMENT ALLIANCE	3,148,169	0.69
19	ANZ NOMINEES LIMITED <CASH INCOME A/C>	3,089,547	0.68
20	QUEENSLAND INVESTMENT CORPORATION	2,873,404	0.63
	Top 20 holders of ORD & DEF GROUPED as at 31 May 2007	**368,875,098**	**80.80**

From: Lim Li Ching
Sent: Monday, June 04, 2007 3:24 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, June 04, 2007 3:23:43 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

An)uncement details :-

=-=

Announcement Title :: MISCELLANEOUS
Announcement No. :: 00043
Submission Date & Time :: 04-Jun-2007 15:22:41
Broadcast Date & Time :: 04-Jun-2007 15:23:43
Company Name :: SINGTEL
Submitted By :: Lim Li Ching

=-=

>> CLICK HERE for the full announcement details.

)

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/06/2007

TIME: 17:19:21

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Monday, June 04, 2007 3:19 PM
To:	Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	463019.pdf

463019.pdf (247 KB)

ASX confirms the release to the market of Doc ID: 463019 as follows:
Release Time: 04-Jun-2007 17:19:17
ASX Code: SGT
File Name: 463019.pdf
Your Announcement Title: Appendix 3B

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/06/2007

TIME: 17:19:22

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

From: ASX.Online@asx.com.au
Sent: Monday, June 04, 2007 3:19 PM
To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 463020.pdf

463020.pdf (50 KB)

ASX confirms the release to the market of Doc ID: 463020 as follows:
Release Time: 04-Jun-2007 17:19:17
ASX Code: SGT
File Name: 463020.pdf
Your Announcement Title: Top 20 holders

END